Exhibit 21

Name	Jurisdiction

Glatfelter Caerphilly, Ltd.	United Kingdom
Glatfelter Composite Fibers N.A., Inc.	U.S. (Delaware)
Glatfelter Dresden GmbH	Germany
Glatfelter Falkenhagen GmbH	Germany
Glatfelter Gatineau Ltèe	Canada
Glatfelter Gernsbach GmbH	Germany
Glatfelter Holdings, LLC	U.S. (Delaware)
Glatfelter Luxembourg S.à.r.l.	Luxembourg
Glatfelter Lydney, Ltd.	United Kingdom
Glatfelter Oberschmitten GmbH	Germany
Glatfelter Russia LLC	Russia
Glatfelter Scaër SAS	France
Glatfelter Switzerland S.à.r.l	Switzerland
Mollanvick, Inc.	U.S. (Delaware)
Newtech Pulp, Inc	Philippines
P. H. Glatfelter Company (parent)	U.S. (Pennsylvania)
PHG Tea Leaves, Inc.	U.S. (Delaware)